ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-193727

April 7, 2015

PRICING TERM SHEET

ATLAS RESOURCE PARTNERS, L.P.

10.75% Class E Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per Unit)

Issuer:	Atlas Resource Partners, L.P. (the “issuer”).

Securities Offered:	10.75% Class E Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units:	255,000 units.

Number of Option Units:	38,250 units.

Public Offering Price:	$25.00 per unit; $6,375,000 total.

Underwriting Discounts:	$0.875 per unit; $223,125 total.

Maturity Date:	Perpetual (unless redeemed by the issuer on or after April 15, 2020).

Ratings:	The units will not be rated.

Trade Date:	April 7, 2015.

Settlement Date:	April 14, 2015 (T+5).

Liquidation Preference:	$25.00, plus accumulated and unpaid distributions.

Distribution Rate:	10.75% per annum of the $25.00 per unit liquidation preference (equivalent to $2.6875 per unit per annum).

Distribution Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on July 15, 2015.

Optional Redemption:	On or after April 15, 2020 the issuer may, at its option, redeem the Class E Cumulative Redeemable Perpetual Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

Change of Control Conversion Right Unit Cap:	6.53595

CUSIP/ISIN:	04941A 507 / US04941A5074

Joint Book-Running Managers:	MLV & Co. LLC Ladenburg Thalmann & Co. Inc. National Securities Corporation Northland Capital Markets U.S. Capital Advisors LLC

Listing:	The issuer intends to file an application to list the Class E Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange under the symbol “ARPPrE”. If the application is approved, trading of the Class E Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

Other Information:

The following replaces the table under “Capitalization” appearing in the preliminary prospectus supplement dated April 7, 2015 relating to the offering of the units:

	As of December 31, 2014
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$15,247	$15,247
Long-term debt:
Revolving credit facility(1)	696,000	455,398
Second lien term loan facility(1)	—	250,000
Senior unsecured notes	698,460	698,460

Total long-term debt	1,394,460	1,403,858

Partners’ capital:
Common limited partners’ interests	548,586	548,586
Class B, Class C and Class D preferred limited partners’ interests	163,522	163,522
Class E preferred limited partners’ interests	—	5,852
Class C limited partner warrants	1,176	1,176
General partner’s interests	(13,697)	(13,697)
Accumulated other comprehensive income	185,909	185,909

Total partners’ capital	885,496	891,348

Total capitalization	$2,279,956	$2,295,206

(1)	As of March 30, 2015, indebtedness outstanding under our revolving credit facility was approximately $552.0 million. We intend to use the net proceeds from the offering to reduce borrowings outstanding under our revolving credit facility. As of March 30, 2015, indebtedness under our second lien term loan facility was $250.0 million.

Additional Information:

Atlas Resource Partners, L.P. has filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about Atlas Resource Partners, L.P. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Additionally, a copy of the preliminary prospectus supplement and prospectus relating to the offering may also be obtained from:

MLV & Co. LLC 1301 Avenue of the Americas, 43rd Floor New York, NY 10019 Attn: Randy Billhardt Telephone: (888) 344-2272 Email: rbillhardt@mlvco.com	Ladenburg Thalmann & Co. Inc. Attention: Syndicate Department 58 South Service Road, Suite 160 Melville, NY 11747 Telephone: 1-800-573-2541 Email: Syndicate@ladenburg.com

National Securities Corporation 410 Park Ave, 14th Floor New York, NY 10022 Attn: Kim Addarich Telephone: (212) 417-8164 Email: kaddarich@nhldcorp.com	Northland Capital Markets 4100 MacArthur Blvd., Suite 120 Newport Beach, CA 92660 Attn: Carl Goltermann Telephone: (949) 600-4151 Email: cgoltermann@northlandcapitalmarkets.com

U.S. Capital Advisors LLC 1330 Post Oak Blvd., Suite 900 Houston, TX 77056 Attn: Seth Appel Telephone: (713) 366-0500 Email: sappel@uscallc.com